Fishman Haygood Phelps

Walmsley Willis & Swanson, L.L.P.

201 St. Charles Avenue

46th Floor

New Orleans, Louisiana 70170-4600

    Maureen Brennan Gershanik

        (504) 586-5278 Direct

mgershanik@fishmanhaygood.com

January 23, 2012

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Sanderson Farms, Inc., File No. 001-14977

Form 10-K for the Fiscal Year Ended October 31, 2011

Filed on December 20, 2011

Dear Mr. Shenk:

We represent Sanderson Farms, Inc. (the “Company”). I am writing to confirm our telephone conversation today in which you granted the Company a one-week extension to respond to the Staff’s comment letter regarding the Company’s 10-K report. Pursuant to the extension, the Company will respond to the Staff’s letter on or before February 10, 2012.

Thank you for your consideration.

Sincerely,

/s/ Maureen Brennan Gershanik

Maureen Brennan Gershanik

cc: Mr. Mike Cockrell,

Sanderson Farms, Inc.